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July 28, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

RE:                           GP Investments Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed June 22, 2016 (File No. 333-211355)

Dear Ms. Ransom:

We are writing on behalf of our client, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), to provide, on a supplemental basis, our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 11, 2016 (the “Comment Letter”), relating to the above Amendment No. 1 to the Registration Statement on Form S-4 filed June 22, 2016 (the “Registration Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold, italicized text and is followed by the Company’s corresponding response.

The changes made to the Registration Statement in response to the Staff’s comments together with certain additional changes reflected therein will be set forth in Amendment No. 2 to the Registration Statement (“Revised Registration Statement”), which the Company intends to file with the Commission via EDGAR on or about the date hereof. Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Revised Registration Statement. Page references set forth in a response to a comment are to the corresponding page in the Revised Registration Statement.

Prospectus Statement and Prospectus Cover Page

1.                                      We note your disclosure throughout your document which states that you estimate, assuming a closing as of July 31, 2016, equityholders of World Kitchen will receive approximately $173,600,000 in cash and 6,119,956 in WDKN shares equating to approximately $61,200,000 and that there will a downward adjustment of approximately $255,200,000 to the purchase price. In an appropriate place in your document, please disclose the following:

(a)                                 Explain how these amounts were calculated and include a reconciliation to the total purchase price of $500 million, similar to the one provided in response to comment 29 in our letter dated June 10, 2016.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 105 of the Revised Registration Statement.

(b)                                 Disclose any significant assumptions made in your calculations.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 106, 107 and 282 of the Revised Registration Statement. The ownership percentage calculations are now based on the 6,062,282 WDKN shares that the Company expects to issue assuming a closing date of August 31, 2016.

(c)                                  Tell us why your estimated downward adjustment of $255,200,000, appears to adjust only for the indebtedness of World Kitchen as of July 31, 2016. Based on the reconciliation provided in response to comment 29, it appears that adjustments to the purchase price should also be made for cash equivalents held by World Kitchen as well as other adjustments. Please explain the inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9,43,105 and 106 of the Revised Registration Statement.

(d)                                 Include a cross reference to your reconciliation where these amounts are presented.

In response to the Staff’s comment, the Company has revised the disclosure in the applicable sections of the Revised Registration Statement to include cross-references to the reconciliation beginning on page 105 of the Revised Registration Statement.

2.                                      We note that all your ownership percentage calculations are based on the 6,119,956 WDKN shares you expect to issue at July 31, 2016. Please clarify that the percentages assume a closing date of July 31, 2016.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and other relevant sections of the Revised Registration Statement. The ownership percentage calculations are now based on the 6,062,282 WDKN shares that the Company expects to issue assuming a closing date of August 31, 2016.

Summary of the Proxy Statement/Prospectus

Voting Power; Record Date, page 34

3.                                      At the bottom of page 34, you state that, of the 21,562,500 GPIA ordinary shares outstanding, 4,312,500 shares were public shares. The 4,312,500 shares represent shares held by the GPIA initial shareholders while public shareholders hold 17,250,000 shares. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Revised Registration Statement.

Sources and Uses of Funds for the Business Combination, page 40

4.                                      We note that the table on page 40 presenting the sources and uses of funds for the business combination assumes a closing date of July 31, 2016. Please tell us the most recent historical date for which you have actual amounts for the estimates made in this table and what the amounts were as of that date. Please also explain and disclose any material differences between the actual amounts and the estimates provided. Additionally, please tell us of any potential intervening events through July 31, 2016 that could impact the accounting for the transaction. Finally, please disclose how each amount in this table was calculated and the assumptions made so your investors can understand the basis for your estimates.

The Company respectfully advises the Staff that the most recent historical date for which it has actual amounts for the estimates made in the sources and uses table is March 31, 2016.  In response to the Staff’s comment, the Company has revised the disclosure beginning on page 42 of the Revised Registration Statement.

Comparative Per Share Data, page 52

5.                                      We note your presentation of pro forma shareholders’ equity as of December 31, 2015. Under Rule 11-02(c) of Regulation S-X, it is only appropriate to present a pro forma balance sheet as of the end of the most recent period. Please tell us why you believe it is appropriate to provide pro forma shareholders’ equity as of December 31, 2015 in this section or remove it from the filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Revised Registration Statement. The balance sheet data is now presented only as at March 31, 2016.

The Merger Proposal

Background of the Merger, page 119

6.                                      We note your revised disclosure in response to comment 12; however it remains unclear how you arrived at each of the proposed valuations of World Kitchen. In this regard, we note that although GPIA applied “a multiple to Adjusted EBITDA of World Kitchen” to arrive at the valuations proposed on both December 9, 2015 and January 20, 2016, the valuations proposed on those dates differ. Please enhance your disclosure to explain whether the multiple you applied to the Adjusted EBITDA of World Kitchen changed and, if so, why, or address any other factors that drove the change. Additionally, we note your statement that on January 27, 2016 representatives of World Kitchen communicated to representatives of GPIA “that World Kitchen would be prepared to proceed with a transaction at an enterprise value of $520 million,” to which GPIA later agreed. Subsequently, you state that GPIA reduced its proposed valuation to $500 million. Please enhance your disclosure to explain why the proposed valuations of World Kitchen changed on December 9, 2015, January 20, 2016, February 5, 2016, and March 11, 2016.

In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “Background of the Merger” beginning on page 123 of the Revised Registration Statement.

7.                                      We note your revised disclosure in response to comment 14. While you have identified various general roles played by certain third-party advisers, it is unclear whether the findings provided by those advisers performing business, accounting and financial due diligence conflicted or overlapped in any way, and more specifically how the advisers’ individual findings informed the company’s valuation process. Please specifically state whether any of these advisers provided a valuation analysis and, if so, please revise to provide this disclosure. Please advise or revise your disclosure accordingly.

In response to the Staff’s question, the Company respectfully advises the Staff that our third-party advisors conducted due diligence and advised the Company on their findings, in each case, based on each such advisor’s area of expertise and based on the scope of review established with the Company in connection with each such advisor’s engagement. Results of due diligence performed by our third-party advisors were among the wide variety of factors considered by the special transaction committee in recommending the business combination to the full board of directors, and the board of directors in recommending that shareholders vote in favor of adoption of the merger agreement.  These due diligence findings and the results of the Company’s own extensive due diligence process informed, among other things, the enumerated factors set forth in the section entitled “GPIA’s Board of Directors’ and the Special Transaction Committee’s Reasons for Approval of the Merger” beginning on page 133 of the Revised Registration Statement.

The Company supplementally advises the Staff that the due diligence findings of our third-party advisors as well as the findings resulting from the Company’s own extensive due diligence of World Kitchen informed the Company’s valuation process as all of such information, collectively and with no relative weight to any specific factor, informed the Company’s view of Adjusted EBITDA, the correct multiple to be applied thereto and opportunities and risks for the ongoing operations of World Kitchen, including, among other things, the Company’s management team’s assessment of the possibility of World Kitchen achieving projected 2016 EBITDA targets.

Additionally, the Company respectfully advises the Staff that except as disclosed under the headings “Description of Financial Analyses and Fairness Opinion of Duff and Phelps” and “Description of Discussion Materials of UBS” on pages 138 and 144, respectively, of the Revised Registration Statement, neither the Special Transaction Committee nor the Board of Directors received or obtained any financial analyses relating to World Kitchen.  Additionally, we note that neither UBS nor Duff & Phelps provided any opinion, report or appraisal regarding the valuation of World Kitchen or the post-transaction company.

8.                                      We note your revisions in response to comment 16. Please revise to explain why, once the role of the Special Transaction Committee was expanded to assess the fairness of the business combination as a whole to the Board of Directors, the role of Duff & Phelps was not also expanded to assess the fairness of the business combination as a whole. In addition, please expand the risk factor you provided in response to comment 9 to address the fact that the Special Transaction Committee also did not obtain a third-party valuation that the price you are paying for World Kitchen is fair to your company.

In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “GPIA’s Board of Director’s and the Special Transaction Committee’s Reasons for Approval of the Merger” beginning on page 133 of the Revised Registration Statement and expanded the risk factor entitled “Neither the board of directors nor the special transaction committee obtained a third-party valuation in determining whether or not to pursue the business combination” on page  91.

9.                                      Please elaborate upon your disclosure to explain how the Special Transaction Committee determined to recommend the transaction to the Board of Directors and, specifically, how they assessed the fairness of the consideration. In this regard, clarify whether the Special Transaction Committee had the benefit of participating in the UBS presentations and/or valuation materials and, if not, explain how they arrived at their recommendation.

In response to the Staff’s comment, the Company has revised the disclosure in the section entitled “GPIA’s Board of Directors’ and the Special Transaction Committee’s Reasons for Approval of the Merger” beginning on page 133

Projected Financial Information page 141

10.                               We note your response to comment 24 and your statement that GPIA management believed the “projections were stabilized as of 2020.” However, it is not clear that the foregoing statement sufficiently demonstrates that there is a reasonable basis for the Management Projections relied upon by Duff & Phelps which extend to 2022. Accordingly, in view of the range of the projections, please provide additional support and analysis as to how you determined that providing projections through 2022 was reasonable and appropriate pursuant to Item 10(b) of Regulation S-K.

The Company respectfully advises the Staff that in connection with the Company’s evaluation of the business combination, the Company’s management prepared a highly developed financial model of World Kitchen (the “World Kitchen Model”) based upon, among other things, audited financial information of World Kitchen provided to the Company, other data available to the Company and assumptions derived from the Company’s management team’s long experience in assessing, acquiring, operating and divesting portfolio companies across various industries and businesses, including retail industries and businesses.  The World Kitchen Model contained projections through 2020 that were extrapolated through 2026. Those projections were made available, in their entirety, to both Duff & Phelps and UBS for use in their respective financial analyses of the business combination. The World Kitchen Model, in the business judgment of the Company’s management, demonstrated that, among other things, the growth, margins and cash flow profile for World Kitchen would stabilize by 2020. Accordingly, the Company’s management concluded that projections extending to 2020 properly depicted World Kitchen’s economic potential.  The Company is not aware of why Duff & Phelps, in its judgment, chose to utilize the 2021 and 2022 projections from the World Kitchen Model in their analysis. The Company supplementally advises the Staff that based on, among other things, the Company’s management team’s experience in preparing projections across various industries and businesses, including those in retail, the Company believes that projections through 2020 (as presented in the Revised Registration Statement) represent the Company’s good faith assessment of WDKN’s projected future performance.

11.                               We have reviewed the revision made in response to comment 25. We note that SG&A expenses exclude depreciation and amortization. Please tell us if projected net income includes depreciation and amortization expense and if so, which line item they are included. Please ensure that all projected expenses, including noncash charges, are included in your presentation of net income.

In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Revised Registration Statement to clarify that Net Income includes Cost of Goods Sold and Corporate Expenses. Corporate Expenses include advertising and promotional expenses, sales and general expenses and other expenses, both cash and non-cash.

Unaudited Pro Forma Condensed Combined Financial Information, page 189

12.                               We note that the first column in your pro forma balance sheet as of March 31, 2016 is for “GPIAC.” Please tell us if this is meant to represent GPIAC, LLC, a company whose sole member is the Sponsor. If so, please tell us why they are presented in the pro forma financial statements; otherwise, please revise accordingly.

The Company respectfully advises the Staff that the reference to “GPIAC” is meant to reference the Company (or “GPIA”) and the Company has revised the disclosure on page 198 of the Revised Registration Statement accordingly.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Preliminary Allocation of Purchase Consideration, page 195

13.                               We have reviewed your response to comment 29. Please include the reconciliation of the cash and equity consideration presented in your response in your pro forma financial statement footnotes. We believe these calculations provide clarity and transparency to an investor.

In response to the Staff’s comment, the Company has revised the disclosure on page 203 of the Revised Registration Statement.

14.                               We have reviewed your response to comment 29. We understand that the apportionment of the 75% cash consideration and 25% stock consideration is based on the aggregate purchase price of $500 million, which will be (i) reduced by, among other things set forth in the merger agreement, the amount of the indebtedness of World Kitchen on the closing date of the merger; and (ii) increased by, among other things set forth in the merger agreement, the cash and cash equivalents held by or on behalf of World Kitchen on the closing date of the merger. If the items in the reconciliation provided in your response, other than “indebtedness to be repaid” and “cash equivalents held by World Kitchen,” represent the “other things set forth in the merger agreement,” please confirm this. If this is not the case, please advise.

The Company respectfully advises the Staff that the additional reconciling items listed in the table included in the Company’s response to comment 29 of the Staff’s comment letter dated June 10, 2016 are considered by the Company as items that qualify as “other things set forth in the merger agreement”.  In response to the Staff’s comment, the Company has revised the disclosure on page 203 of the Revised Registration Statement to clearly indicate “other adjustments”.

Pro Forma Adjustments, page 196

15.                               Refer to footnote (c). Please tell us why the payment to World Kitchen selling equityholders does not equal the $193.5 million on the preliminary purchase price allocation on page 195. Additionally, please tell us how the $10 million payment to escrow factors into the cash consideration paid. We assume the cash escrow payment increases the amount paid to World Kitchen; however, based on your response to comment 29, it appears that the cash consideration of $193.5 million includes the $10 million to escrow. Please advise. Please also explain the difference in transaction costs in this footnote of $15.4 million as compared to the table on page 40.

The Company respectfully advises the Staff that the difference noted in footnote (c) to the pro forma adjustments is due to the $8 million of seller expenses, which was originally included in the payment to World Kitchen selling equityholders.  In response to the Staff’s comment, the Company has revised the disclosure on pages 204 and 205 of the Revised Registration Statement to separate the payment to World Kitchen selling equityholders and the payment of seller expenses out of cash acquired.

Further, the Company has revised the disclosure page 202 of the Revised Registration Statement to clarify the amount paid to escrow.

Finally, the Company respectfully advises the Staff that total transaction costs presented on page 42 of the Revised Registration Statement totals $38.1 million, which consists of $6.0 million of deferred underwriting commissions and $32.1 million of transaction costs comprised of $9.4 million of acquisition-related transaction costs and $22.7 of debt issuance costs.  Total transaction costs presented on pages 204 and 205 of the Revised Registration Statement also total $38.1 million, which consists of $15.4 million of acquisition-related transactions costs and $22.7 million of debt issuance costs.  The Company has revised the disclosure on pages 204 and 205 of the Revised Registration Statement to clarify the transaction costs.

Pro Forma Adjustments to the Statement of Operations, page 200

16.                               We have reviewed your response to comment 33 regarding the calculation of depreciation expense in footnote (v). We note that the adjusted cost basis of machinery & equipment at December 31, 2015 is $60.5 million with an average estimated remaining useful life of 4 years. We further note that the pro forma annual depreciation expense is $30.8M, which suggests a useful life of approximately 2 years. Similarly, your pro forma depreciation expense for the quarter ended March 31, 2016 suggests a useful life of approximately 2 years. Please provide further analysis supporting the pro forma depreciation expense for machinery & equipment for the year ended December 31, 2015 and the quarter ended March 31, 2016.

The Company respectfully advises the Staff that the average original useful life for machinery and equipment, instead of the average remaining useful life, was included in the response in error.  In response to the Staff’s comment, the tables presented have been revised as follows:

For the quarter ended March 31, 2016 (in millions)

Asset Class	Fair Value Adjustment	Cost Basis, as Adjusted	Average Estimated Remaining Useful Life	Pro Forma Expense
Land	$0.4	$1.3	n/a	n/a
Land Improvements	$1.3	$1.4	8 years	$0.1
Buildings	$26.9	$43.2	8 years	$0.9
Machinery & Equipment	$0.0	$65.5	2 years	$6.3
Construction in Progress	$0.0	$6.0	n/a	n/a
TOTAL	$28.6	$112.4		$7.3

For the period ended December 31, 2015 (in millions)

Asset Class	Fair Value Adjustment	Cost Basis, as Adjusted	Average Estimated Remaining Useful Life	Pro Forma Expense
Land	$0.4	$1.3	n/a	n/a
Land Improvements	$1.3	$1.4	8 years	$0.2
Buildings	$26.9	$43.4	8 years	$5.4
Machinery & Equipment	$0.0	$60.5	2 years	$30.8
Construction in Progress	$0.0	$15.3	n/a	n/a
TOTAL	$28.6	$121.9		$36.4

Compensation Discussion and Analysis in Relation to World Kitchen

Fiscal Year 2015 Compensation

Determination of Compensation, page 263

17.                               We note your response to comment 49. Please revise to elaborate upon “the general practices and levels of management equity ownership for employees in similar positions at other private equity portfolio companies.” Further, as previously requested, in discussing total cash compensation, describe how you arrived at the target percentages for each of your named executive officers under the Management Incentive Plan. Refer to Item 402(b)(1)(v) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 271 of the Revised Registration Statement.

18.                               With respect to your Management Incentive Plan, please revise to explain how you arrived at the 100.08% payout percentage for both the EBITDA and Free Cash Flow goals when both goals were exceeded in disproportionate amounts relative to the target. Inclusion of the threshold and maximum goals would provide helpful context. Please also elaborate upon the individual performance goals that you set for your named executive officers. Refer to Items 402(b)(2)(iv) and (vii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 272 of the Revised Registration Statement.

WKI Holding Company, Inc. and Subsidiaries Financial Statements

Notes to Consolidated Financial Statements

Nature of Operations and Basis of Presentation, page W-10

19.                               We have reviewed your response to comment 56. Please tell us what your operating segments are and whether you have aggregated any operating segments into your reportable segments. Please also tell us whether you consider your retail stores an operating segment and whether your CODM regularly reviews operating results of your retail locations to assess performance and make decisions about resource allocations. Refer to ASC 280-10-50-1.

The Company respectfully advises the Staff that World Kitchen’s operating segments comprise four geographic regions: North America, Asia Pacific, Latin America (“LA”) and Europe, the Middle East and Africa (“EMEA”).  World Kitchen did not aggregate any operating segments into reportable segments as the aggregation criteria required by ASC 280 were not met.  Net sales for World Kitchen’s North America and Asia Pacific operating segments represented over 95% of consolidated revenue for all periods presented.  As such, more than 75% of total consolidated revenue was included in reportable segments and the LA and EMEA operating segments were combined for reporting purposes and labeled “LA/EMEA”.

The Company further advises the Staff that World Kitchen has retail stores in the United States, Canada, South Korea and Australia.  World Kitchen does not consider its retail stores to be an operating segment because the CODM does not regularly review the operating results of World Kitchen’s retail locations, and does not make resource allocation decisions at the retail store level.  Instead, retail store activity is reported under the respective geographic region, or operating segment, in which each store is located.

Annex G, Preliminary Proxy Card

20.                               We note your response to comment 63 and your decision to present together the following changes to your charter in Proposal No. 9: (i) electing not to be governed by Section 203 of the DGCL and, instead, including a similar provision but carves out your Sponsor; and (ii) granting a waiver of corporate opportunities to WDKN directors and officers. Please revise to unbundle one of the foregoing or, alternatively, tell us how you determined that bundling the foregoing changes was appropriate, including your analysis of how you considered whether each provision substantively affects shareholder rights and represents a material change which you are opting to include in your new charter.

In response to the Staff’s comment and request that the Company unbundle one of the above-referenced changes to the Company’s proposed charter, the Company has unbundled the proposal to elect not to be governed by Section 203 of the DGCL, and instead, include a similar provision that carves out the Company’s Sponsor into a stand-alone matter for shareholders’ consideration and approval. Accordingly, the proposals in the Revised Registration Statement have been renumbered and relettered, as appropriate.

The Company respectfully advises the staff that the Company’s preliminary proxy card in Annex G and other relevant disclosures in the Revised Registration Statement have been revised accordingly.

*      *      *

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2854 or my colleague, Paul T. Schnell, at (212) 735-2322.

Sincerely,

/s/Timothy M. Fesenmyer
Timothy M. Fesenmyer

cc:	Antonio Bonchristiano
GP Investments Acquisition Corp.

Paul T. Schnell
Skadden, Arps, Slate, Meagher & Flom LLP